Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the financial statements of Key Technology, Inc. dated December 16, 2004 (which report includes an explanatory paragraph referring to the adoption of the provisions of Emerging Issues Task Force Issue No. 03-06, Participating Securities and the Two-class Method under FASB Statement 128, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), appearing in the Annual Report on Form 10-K of Key Technology, Inc. for the year ended September 30, 2004 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

September 22, 2005
Portland, Oregon